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                             STOCKHOLDER AGREEMENT

                                  dated as of

                               November 17, 1999

                         and Amended and Restated as of

                                 March 17, 2003

                                  by and among

                             ENERGY PARTNERS, LTD.,

                        EVERCORE CAPITAL PARTNERS L.P.,

                      EVERCORE CAPITAL PARTNERS (NQ) L.P.,

                    EVERCORE CAPITAL OFFSHORE PARTNERS L.P.,

                            ENERGY INCOME FUND, L.P.

                                      and

                   THE INDIVIDUAL SHAREHOLDERS OF THE COMPANY

                                SIGNATORY HERETO


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

                                Table of Contents

                                                                            Page

                                    ARTICLE I

                                   Definitions

Section 1.1.      Definitions..................................................1

                                   ARTICLE II

                             Transfer of Securities

Section 2.1.      Transferability..............................................6
Section 2.2.      Right of First Offer.........................................7
Section 2.3.      Legend.......................................................9
Section 2.4.      Compliance with Applicable Law, Etc.........................10
Section 2.5.      Effect......................................................10

                                   ARTICLE III

                              Board Representation

Section 3.1.      Certain Shareholder Actions.................................10
Section 3.2.      Directors...................................................11
Section 3.3.      ERISA Management Rights.....................................12
Section 3.4.      Indemnification.............................................14

                                   ARTICLE IV

                            Covenants of the Company

Section 4.1.      Covenants...................................................14
Section 4.2.      Affiliate Transactions......................................17
Section 4.3.      Insurance...................................................17

                                    ARTICLE V

                                Drag Along Rights

Section 5.1.      Drag Along..................................................17
Section 5.2.      Drag Along Procedure........................................18
Section 5.3.      Allocation of Purchase Price................................19

                                   ARTICLE VI

                                  Miscellaneous

Section 6.1.      Effectiveness...............................................19
Section 6.2.      Termination.................................................19
Section 6.3.      Monitoring Fee..............................................19
Section 6.4.      Notices.....................................................19
Section 6.5.      Interpretation..............................................22
Section 6.6.      Severability................................................22
Section 6.7.      Counterparts................................................22
Section 6.8.      Entire Agreement; No Third Party Beneficiaries..............22
Section 6.9.      Further Assurances..........................................22
Section 6.10.     Governing Law; Equitable Remedies...........................23
Section 6.11.     Amendments; Waivers.........................................23
Section 6.12.     Assignment and Successors...................................24
Section 6.13.     Limitation of Liability.....................................24
Section 6.14.     Employment Agreements.......................................24

EXHIBIT A - Additional Party Counterpart
EXHIBIT B - Registration Rights Agreement

                   AMENDED AND RESTATED STOCKHOLDER AGREEMENT

     STOCKHOLDER AGREEMENT, dated as of November 17, 1999 and amended and restated as of March 17, 2003 (the "Agreement"), by and among ENERGY PARTNERS, LTD., a Delaware corporation (the "Company"), EVERCORE CAPITAL PARTNERS L.P., EVERCORE CAPITAL PARTNERS (NQ) L.P. and EVERCORE CAPITAL OFFSHORE PARTNERS L.P., each a limited partnership organized under the laws of the State of Delaware (collectively, the "Evercore Entities"), ENERGY INCOME FUND, L.P., a limited partnership organized under the laws of the State of Delaware ("EIF"), and the individual stockholders of the Company that are signatories hereto (each, a "Management Shareholder"). Each holder of Common Stock of the Company that is a party to this Agreement and each Permitted Transferee is referred to as a "Shareholder" and such holders are referred to collectively herein as the "Shareholders."

     WHEREAS the parties hereto wish to set forth their agreement concerning certain matters relating to the Shareholders' ownership and disposition of any shares of capital stock of the Company (or any rights to acquire such shares or securities convertible into, or exchangeable for, such shares) (the "Securities") and to set forth herein certain provisions regarding the operation and management of the Company during the term of this Agreement.

     NOW, THEREFORE, in consideration of the mutual agreements and covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

                                    ARTICLE I

                                   Definitions


     Section 1.1. Definitions. As used in this Agreement, the following terms shall have the following meanings:

     "Additional Party Counterpart" means the document set forth in Exhibit A.

     "Affiliate" means, with respect to a specified Person, any other Person directly or indirectly controlling, controlled by or under common control with such specified Person and, with respect to any fund or trust, any Person which is a participant in or beneficiary of such fund or trust. For purposes of this definition, "control" when used with respect to any specified Person means the power to direct the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" having meanings correlative to the foregoing.

     "Agreement" has the meaning set forth in the recitals to this Agreement.

     "Applicable Law" means, with respect to any Person, any statute, law, regulation, ordinance, rule, judgment, rule of common law, order, decree, award, Governmental Approval, concession, grant, franchise, license, agreement, directive, guideline, policy, requirement or other governmental restriction or any similar form of decision of, or determination by, or any interpretation or administration of any of the foregoing by, any Governmental Authority, whether in effect as of the date hereof or thereafter and in each case as amended, applicable to such Person or its subsidiaries or their respective assets.

     A Person shall be deemed to "Beneficially Own," to have "Beneficial Ownership" of, or to be "Beneficially Owning" any securities (which securities shall also be deemed "Beneficially Owned" by such Person) that such Person is deemed to "beneficially own" within the meaning of Rule l3d-3 under the Exchange Act as in effect on the date of this Agreement.

     "Board" means the board of directors of the Company.

     "Cause," with respect to any Management Shareholder, has the meaning set forth in the Employment Agreement of such Management Shareholder and, with respect to any director, has the meaning set forth in Section 3.2(f).

     "Common Stock" means the Company's common stock, $0.01 par value, whether owned as of the Effective Date or thereafter acquired.

     "Common Stock Ownership Interest" of any Person means the number of shares of Common Stock owned by such Person, plus the number of any shares of Common Stock underlying the then outstanding options or warrants or restricted stock awards owned by such Person, plus the number of any shares of Common Stock into which any outstanding preferred stock of the Company owned by such Person is then convertible.

     "Company" has the meaning set forth in the recitals to this Agreement.

     "Company Ownership Interest" means, as of any time of calculation and with respect to any Person or Persons, the percentage equal to (a) such Person's Common Stock Ownership Interest, divided by (b) the total outstanding shares of Common Stock plus the number of shares of Common Stock underlying the then outstanding options, warrants or preferred stock.

     A Person shall "Dispose" of Securities upon any transfer, sale, pledge, assignment, grant of a security or participation interest in, encumbrance of or other disposal of any Securities (which shall be a "Disposition" by such Person).

     "Drag Along Notice" has the meaning set forth in Section 5.2.

     "Drag Along Purchaser" has the meaning set forth in Section 5.1(b).

     "Drag Along Sale" has the meaning set forth in Section 5.1(b).

     "Drag Along Sellers" has the meaning set forth in Section 5.1.

     "Drag Along Shareholder" has the meaning set forth in Section 5.1(a).

     "Effective Date" means November 17, 1999.

     "EIF" has the meaning set forth in the recitals to this Agreement.

     "EIF Permitted Affiliate" means (i) a Person wholly owned by EIF with the same ownership and management of EIF that holds all Common Stock beneficially owned by EIF and has no other assets or liabilities or (ii) a successor liquidating trust of EIF, in each case if such Affiliate executes and delivers to the parties hereto an Additional Party Counterpart.

     "EIF Permitted Transferee" means (i) an EIF Permitted Affiliate, (ii) any other transferee of EIF that executes and delivers to the parties hereto an Additional Party Counterpart or (iii) any transferees of EIF in a Public Offering or in a transaction pursuant to Rule 144.

     "ERISA Partnership" has the meaning set forth in Section 3.3(a).

     "Evercore Approval Director" means a director or one of the directors designated by the Evercore Entities from time to time, which initially shall be at least one of either of Austin M. Beutner or William O. Hiltz.

     "Evercore Entities" has the meaning set forth in the recitals to this Agreement.

     "Evercore Permitted Affiliate" means (i) a Person of which the equity holders are limited partners or general partners of any Evercore Entity or its Affiliates or (ii) a successor liquidating trust of any of the Evercore Entities, in each case if such Affiliate executes and delivers to the parties hereto an Additional Party Counterpart.

     "Evercore Permitted Transferee" means (i) an Evercore Permitted Affiliate,
(ii) any other transferee or transferees of any Evercore Entity that executes and delivers to the parties hereto an Additional Party Counterpart or (iii) any transferees of the Evercore Entities in a Public Offering or in a transaction pursuant to Rule 144.

     "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

     "Final Response Period" has the meaning set forth in Section 2.2(c).

     "First Offeree" has the meaning set forth in Section 2.2(c).

     "First Response Period" has the meaning set forth in Section 2.2(c).

     "Governmental Approval" means any action, order, authorization, consent, approval, license, lease, ruling, permit, tariff, rate, certification, exemption, filing or registration by or with any Governmental Authority.

     "Governmental Authority" means any government or political subdivision thereof, governmental department, commission, board, bureau, agency, regulatory authority, instrumentality or judicial or administrative body having jurisdiction over the matter or matters in question.

     A "group" has the meaning set forth in Section 13(d)(3) of the Exchange Act as in effect on the date of this Agreement.

     "HHOC Shareholders" means Paul Candies, W.P. Dillard, Gary L. Hall, Wayne
P. Hall, John H. Peper, Bruce R. Sidner and their respective Affiliates (which term shall not include the Company or its subsidiaries).

     "Independent Committee" shall, as of any time, consist of the members of the Board who are not nominated by the Evercore Entities.

     "Management Shareholders" has the meaning set forth in the recitals to this Agreement, and any other individuals who sign an Additional Party Counterpart as a Management Shareholder after the date hereof.

     "No Exercise Notice" has the meaning set forth in Section 2.1(c).

     "Offer Price" has the meaning set forth in Section 2.2(b).

     "Offered Securities" has the meaning set forth in Section 2.2(b).

     "Offerees" has the meaning set forth in Section 2.2(c).

     "Permitted Transferees" means a Shareholder Permitted Transferee, an EIF Permitted Transferee or an Evercore Permitted Transferee.

     "Person" means any individual, group, corporation, firm, partnership, joint venture, trust, business association, organization, governmental entity or other entity.

     "Proposed Transferor" has the meaning set forth in Section 2.2(b).

     "Public Offering" means any offering of stock registered under the Securities Act.

     "Registration Rights Agreement" means the Registration Rights Agreement by and among the Company, the Evercore Entities and the Shareholders in the form attached as Exhibit B.

     "Required Approval" has the meaning set forth in Section 4.1.

     "Resign" has the meaning set forth in the Employment Agreements.

     "Rule 144" means Rule 144 promulgated under the Securities Act or any successor rule or regulation.

     "Second Offeree" has the meaning set forth in Section 2.2(c).

     "Second Response Period" has the meaning set forth in Section 2.2(c).

     "Securities" has the meaning set forth in the recitals to this Agreement.

     "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

     "Shareholder" and "Shareholders" have the meanings set forth in the recitals to this Agreement.

     "Shareholder Permitted Transferee" means (i) a transferee of a Management Shareholder that executes and delivers to the parties hereto an Additional Party Counterpart or (ii) any transferee of a Management Shareholder in a Public Offering or a transaction pursuant to Rule 144.

     "Shareholder Transferee" means, for any Management Shareholder, any transferee of a Management Shareholder or a Shareholder Transferee, so long as such transferee is (i) a family member of such a Management Shareholder or Shareholder Transferee, (ii) a distributee under the will or transferee under the laws of intestate succession of a Management Shareholder or a Shareholder Transferee, or (iii) a trust, family partnership or similar family-related or family-controlled entity for the benefit of family members of a Management Shareholder or a Shareholder Transferee.

     "Third Offeree" has the meanings set forth in Section 2.2(c).

     "Third Response Period" has the meaning set forth in Section 2.2(c).

     "Transfer Notice" has the meaning set forth in Section 2.2(b).

     "Transition Date" means the earlier to occur of (i) the date on which the Evercore Entities hold less than 1/3 of their aggregate Common Stock Ownership Interest held as of the

Effective Date and (ii) the date on which the Evercore Entities have received $120 million in proceeds (net of any fees to underwriters or dealers) as a result of Disposition of Securities.

     "Voting Securities" means Common Stock and any other issued and outstanding securities of the Company generally entitled to vote in the election of directors of the Company.

     "Wholly Owned Subsidiary" means, with respect to any Person, as of any date of determination, any other Person as to which such Person owns, directly or indirectly, or otherwise controls, 100% of the voting shares or other similar interests.

                                   ARTICLE II

                             Transfer of Securities


     Section 2.1. Transferability.

     (a) A Management Shareholder may Dispose of Securities at any time to a Shareholder Transferee, the Evercore Entities may Dispose of Securities at any time to an Evercore Permitted Affiliate, and EIF may Dispose of Securities at any time to an EIF Permitted Affiliate, in each case without any such Disposition being subject to this Article II (other than Section 2.3) or Article V of this Agreement. The parties agree that any such transferee or transferees shall be bound by the terms and conditions of this Agreement and, upon execution of an Additional Party Counterpart, shall succeed to the rights and obligations of the transferor.

     (b) The Evercore Entities, Evercore Permitted Transferees, EIF, EIF Permitted Transferees and, subject to Section 2.1(c) with respect to Management Shareholders, the Management Shareholders and Shareholder Transferees may Dispose of any Securities, in whole or in part, at any time or from time to time to Evercore Permitted Transferees, EIF Permitted Transferees or Shareholder Permitted Transferees without any restriction, except for limitations and restrictions under the Securities Act.

     (c) Without prior approval of the Compensation Committee, Management Shareholders and Shareholder Transferees may not Dispose of any shares of Common Stock other than to Shareholder Transferees prior to November 7, 2003; provided, however, that, without being subject to the provisions of this Agreement other than Section 2.4,

          (i) subject to clause (y) of the proviso to Section 2.1(c)(iii), a Management Shareholder and his or her Shareholder Transferees may Dispose of the percentage of shares of Common Stock owned on September 29, 2000 by such Management Shareholder and his or her Shareholder Transferees on or after the dates set forth below:

         Percentage                         Date

              50%     On or after November 7, 2002 and prior to November 7, 2003
             100%     On or after November 7, 2003

     provided that (x) the percentages applicable to Richard A. Bachmann shall be 30% and 100%, respectively, (y) shares of Common Stock (or options to acquire such shares) which vest following September 29, 2000 shall be deemed to be owned by such Management Shareholder on September 29, 2000 effective as of the date of vesting, and (z) shares of Common Stock (or options to acquire such shares) acquired by a Management Shareholder following Septembert 29, 2000 shall be subject to such restrictions on transfer as may be imposed by the Compensation Committee, and shall not be deemed subject to this Section 2.1(c);

          (ii) a Management Shareholder that has ceased to be an employee of the Company as a result of a termination without Cause shall be permitted to Dispose of shares of Common Stock; and

          (iii) a Management Shareholder may pledge, encumber or grant a security interest in up to 50% of the Common Stock beneficially owned by him or her; provided that (y) in no event shall shares of Common Stock encumbered pursuant to this clause, plus shares of Common Stock sold pursuant to Section 2.1(c)(i), exceed 50% of the shares of Common Stock owned by such Management Shareholder and his or her Shareholder Transferees on September 29, 2000 prior to November 7, 2003 and (z) the pledgee of such shares shall agree that the shares so pledged will remain subject to the provisions of this Agreement as shares of a Management Shareholder.

     Section 2.2. Right of First Offer.

     (a) Subject to Section 2.1, the provisions of this Section 2.2 shall apply to Dispositions by EIF and Richard A. Bachmann or any direct or indirect transferee of EIF or Mr. Bachmann until the Transition Date.

     (b) If EIF or Mr. Bachmann or any direct or indirect transferee of EIF or Mr. Bachmann (any such Person, a "Proposed Transferor") desires to transfer any Securities other than (i) pursuant to a Public Offering in accordance with any registration rights agreement with the Company, or (ii) pursuant to Rule 144, such Proposed Transferor shall first give written notice (a "Transfer Notice") to that effect to the Company (which shall forward such notice to the Management Shareholders) and the Evercore Entities containing (A) the number of Securities proposed to be transferred (the "Offered Securities"), and (B) the purchase price (the "Offer Price") which the Shareholder proposes to be paid for the Offered Securities.

     (c) (i) The First Offeree shall have a period of up to 15 days after the date of receipt of the Transfer Notice (the "First Response Period") to accept the offer made pursuant to the Transfer Notice to purchase all of the Offered Securities at the Offer Price by delivering written notice of acceptance to the Proposed Transferor within the First Response Period. If the First Offeree does not elect to purchase the Offered Securities within the First Response Period (or gives notice to the Company and the Evercore Entities prior to the expiration of such period that it will not exercise its rights (a "No Exercise Notice")), the Second Offeree shall have a period of up to 15 days immediately following the earlier of (i) the end of the First Response Period and (ii) the receipt of the No Exercise Notice (the "Second Response Period") to accept the offer made pursuant to the Transfer Notice to purchase all of the Offered Securities at the Offer Price by delivering written notice of acceptance to the Proposed Transferor within the Second Response Period. If the Second Offeree does not elect to purchase the Offered Securities within the Second Response Period or delivers a No Exercise Notice prior to the expiration of such period, the Third Offeree (if, under Section 2.2(c)(ii), there is a Third Offeree) shall have a period of up to 15 days immediately following the earlier of (i) the end of the Second Response Period and (ii) the receipt of the No Exercise Notice (the "Third Response Period") to accept the offer made pursuant to the Transfer Notice to purchase all of the Offered Securities at the Offer Price by delivering written notice of acceptance to the Proposed Transferor within the Third Response Period. The final applicable response period under this Section 2.2(c)(i) (whether it is the Second Response Period or the Third Response Period) is referred to as the "Final Response Period."

     (ii) (A) If the Proposed Transferor is EIF then: the "First Offeree" means the Evercore Entities, the "Second Offeree" means Richard A. Bachmann (unless he is no longer a member of the Board and Chief Executive Officer of the Company) and the "Third Offeree" means the Management Shareholders as a group; if Mr. Bachmann is no longer a member of the Board and Chief Executive Officer of the Company, the "Second Offeree" means the Management Shareholders as a group and there shall not be a Third Offeree.

     (B)  If the Proposed Transferor is Richard A. Bachmann, then: the
"First Offeree" means the Evercore Entities and the "Second Offeree" means the Management Shareholders as a group.

     (C) The First Offeree, the Second Offeree and the Third Offeree (if any) are collectively referred to as the "Offerees."

     (d) If the First Offeree elects to purchase all of the Offered Securities, the closing of the sale of the Offered Securities will be held at the Company's principal office on a date to be specified by the First Offeree which is not less than 10 days nor more than 30 days after the end of the First Response Period. At the closing, the First Offeree will deliver the consideration in accordance with the terms of the offer set forth in the Transfer Notice, and the Proposed Transferor will deliver the Offered Securities to the First Offeree, duly endorsed for transfer, free and clear of all liens, claims and encumbrances.

     (e) If the Second Offeree elects to purchase all of the Offered Securities, the closing of the sale of the Offered Securities will be held at the Company's principal office on a date to be specified by the Second Offeree which is not less than 10 days nor more than 30 days after the end of the Second Response Period. At the closing, the Second Offeree will deliver the consideration in accordance with the terms of the offer set forth in the Transfer Notice, and the Proposed Transferor will deliver the Offered Securities to the Second Offeree, duly endorsed for transfer, free and clear of all liens, claims and encumbrances.

     (f) If applicable, if the Third Offeree elects to purchase all of the Offered Securities, the closing of the sale of the Offered Securities will be held at the Company's principal office on a date to be specified by the Third Offeree which is not less than 10 days nor more than 30 days after the end of the Third Response Period. At the closing, the Third Offeree will deliver the consideration in accordance with the terms of the offer set forth in the Transfer Notice, and the Proposed Transferor will deliver the Offered Securities to the Third Offeree, duly endorsed for transfer, free and clear of all liens, claims and encumbrances.

     (g) If, at the end of the Final Response Period, none of the Offerees have given notice of their decision to purchase all of the Offered Securities, then the Proposed Transferor shall be entitled for a period of 30 days beginning the day after the expiration of the Final Response Period to enter into an agreement to sell the Offered Securities to a Permitted Transferee at a price not lower than the Offer Price and on terms not more favorable to the transferee than were contained in the Transfer Notice, which sale shall be closed no later than 60 days after the expiration of the Final Response Period. Promptly after any sale pursuant to this Section 2.2, the Proposed Transferor shall notify the Company of the consummation thereof and shall furnish such evidence of the completion of such sale and of the terms thereof as the Company may request.

     (h) If, at the end of any such 30-day or 60-day period provided for in this
Section 2.2, the Proposed Transferor has not entered into an agreement to sell or completed the sale of the Offered Securities, respectively, the Proposed Transferor shall no longer be permitted to sell any of such Offered Securities pursuant to this Section 2.2 without again fully complying with the provisions of this Section 2.2 and all the restrictions on sale, transfer, assignment or other disposition contained in this Agreement shall again be in effect.

     Section 2.3. Legend. Each certificate representing the Securities shall be stamped or otherwise imprinted with a legend in substantially the following form:

     THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER STATE SECURITIES LAWS. THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE TERMS AND CONDITIONS SPECIFIED IN A STOCKHOLDER AGREEMENT DATED NOVEMBER 17, 1999 AND AMENDED AND RESTATED AS OF

     MARCH 17, 2003. A COPY OF SUCH TERMS AND CONDITIONS WILL BE FURNISHED BY THE CORPORATION TO THE HOLDER HEREOF UPON WRITTEN REQUEST AND WITHOUT CHARGE. THESE SECURITIES MAY NOT BE RESOLD OR TRANSFERRED UNLESS SUCH TERMS AND CONDITIONS ARE COMPLIED WITH AND UNLESS REGISTERED OR EXEMPT FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933 AND APPLICABLE STATE SECURITIES LAWS.

     Section 2.4. Compliance with Applicable Law, Etc. The exercise of the right of first offer set forth in Section 2.2 and the completion of any transfer or sale of Securities contemplated hereunder shall be subject to compliance with Applicable Law. The Company and the Shareholders shall cooperate with each other and shall take all such action, including, without limitation, obtaining all Governmental Approvals required to comply with Applicable Law in connection with the sale or transfer of the Securities pursuant to this Agreement. Each of the Company and the Shareholders shall bear their own costs and expenses in connection with obtaining any such Governmental Approvals.

     Section 2.5. Effect. Any purported transfer of securities that is inconsistent with the provisions of this Article II shall be null and void and of no force or effect and will not be registered on the stock transfer books of the Company.

                                  ARTICLE III

                              Board Representation


     Section 3.1. Certain Shareholder Actions.

     (a) The Shareholders agree to vote, and to cause all Persons designated by them as directors to vote, against any proposal to modify or amend the Restated Certificate of Incorporation or Bylaws of the Company or otherwise to change the number of directors, to classify the Board or otherwise to change the character of the Board in a manner inconsistent with this Agreement.

     (b) Each Shareholder agrees that, until the Transition Date, the presence of at least one director nominated or designated by the Evercore Entities and, if Richard A. Bachmann is at such time a member of the Board, also Mr. Bachmann shall be required for a quorum of the Boar unless the purpose of the meeting is to consider matters relating to the employment of Mr. Bachmann (including the termination of such employment), in which case his presence is not required for a quorum and he is not permitted to vote on such matter.

     (c) Each Shareholder agrees to take no action to remove any director elected by holders of a class or series of Company stock not held by such Shareholder or any director nominated or designated by other Shareholders under this Agreement; provided, however, that this Section 3.1(c) shall not apply to removal of Mr. Bachmann as a director if he no longer serves as Chief Executive Officer of the Company.

     (d) Each Shareholder further agrees to cooperate fully with the other Shareholders in connection with the voting of its shares of Common Stock, the execution of written consents, the calling of meetings and other stockholder matters.

     Section 3.2. Directors.

     (a) The Board shall be composed of not more than ten directors, unless Richard A. Bachmann ceases to serve as Chairman and Chief Executive Officer of the Company but remains a member of the Board, in which case (and until Mr. Bachmann no longer serves on the Board) the Board shall be composed of not more than eleven directors. The number of directors constituting the Board shall not be changed until the earlier to occur of (x) the Transition Date and (y) such time as any Person acquires at least 80% of the issued and outstanding Common Stock, provided, however, that a majority of the Board, with the unanimous consent of each director who is a designee of any Evercore Entities pursuant to this Section 3.2 may alter the size of the Board; provided, further, that no reduction shall eliminate a designee of any Shareholder under Section 3.2(b) without such Shareholder's consent.

     (b) Until the Transition Date, the Evercore Entities shall be entitled to designate or nominate two Persons (with the Evercore Entities determining which of the Evercore Entities shall designate such Persons, and as of the date hereof such designees are Austin M. Beutner and William O. Hiltz) as directors of the Company (three Persons if Richard A. Bachmann no longer serves as Chief Executive Officer of the Company but serves on the Board). EIF shall be entitled to designate or nominate one Person as a director of the Company, the HHOC Shareholders shall be entitled to designate or nominate one Person as a director of the Company (which designee shall initially be Gary L. Hall), the Management Shareholders shall be entitled to designate or nominate one director of the Company and the Board, based on the recommendation of the Nominating and Corporate Governance Committee, shall be entitled to nominate the remaining directors of the Company. From the Transition Date until such time as the Evercore Entities Beneficially Own a Company Ownership Interest of less than 10%, the Evercore Entities shall be able to designate or nominate a number of Persons as directors of the Company equal to the lesser of two and the product (rounded to the next highest whole number) of (i) the Company Ownership Interest of the Evercore Entities, times (ii) the total number of directors then on the Company's Board.

     (c) At all times after the Effective Date, the Company agrees to support the nomination of, and the Company's Nominating and Corporate Governance Committee (or any other committee exercising a similar function), if any, shall recommend to the Board the num-
     ber of Persons recommended or nominated in accordance with Section 3.2(b) be included in the slate of nominees recommended by the Board to shareholders for election as directors at each annual meeting of shareholders of the Company commencing with the next annual meeting of shareholders. The Company will solicit proxies and consents from its shareholders for such nominees and will vote all management proxies in favor of such nominees except for such proxies that specifically indicate to the contrary. If any director of the Company designated by any Person or group under Section 3.2 shall cease to be a director of the Company for any reason whatsoever, the Company shall promptly, upon the request of such Person or group, cause to be elected to the Board a Person designated by such Person or group to replace such director; provided that such Person may not be a Person who was previously removed as a director of the Company for Cause.

     (d) At all times after the Effective Date at which the Evercore Entities beneficially own a Company Ownership Interest of 10% or more, the Company, upon the Evercore Entities' request and recommendation, shall ensure that at least one director designated by one of the Evercore Entities is a member of each committee of the Board of the Company (other than the Independent Committee). If any such Committee shall consist of more than three directors, the number of directors designated by the Evercore Entities that shall be appointed to such committee shall as nearly as practicable be approximately proportionate to the number of directors the Evercore Entities are entitled to nominate as directors of the Company at that time.

     (e) Notwithstanding the foregoing, appointments to such committee memberships shall be subject to Applicable Laws and New York Stock Exchange requirements and shall be modified to the extent (but only to the extent) necessary to comply herewith.

     (f) Nothing in this Agreement shall prevent the Company's shareholders from removing any director for Cause. For purposes of this Section 3, "Cause" shall mean any of the following: (i) a director's conviction of any crime or offense involving monies or other property or any felony, crime or any offense of moral turpitude; (ii) a director's breach of any of his fiduciary duties to the Company or its shareholders as determined by a judgment of a court of competent jurisdiction, or making of a willful misrepresentation or omission which breach or misrepresentation or omission has had a material adverse effect on the Company's and its subsidiaries' business, taken as a whole; or (iii) a director's material breach of any non-competition or confidentiality agreement with the Company.

     Section 3.3. ERISA Management Rights.

     (a) (i) Subject to Section 3.2(b) and the last sentence of this Section 3.3(a)(i), each of Evercore Capital Partners L.P. and Evercore Capital Partners
(NQ) L.P. (the "ERISA Partnerships") shall have the right to designate one member of the Board of the Company. Such right shall belong solely to, and shall be exercised exclusively by, the ERISA Partnerships for their own benefit and for their own account. The ERISA Partnerships' designated directors, if any, shall have the right, subject to Section 3.2(d), to serve as a member of any and all committees of the Board. The appointment and removal of the ERISA Partnerships' designated directors, if any, shall be by written notice from the ERISA Partnerships to the Company and, upon the delivery thereof at the Company's registered office or at any meeting of the Board or any committee thereof, the Company will use its best efforts to cause such appointment or removal. The directors appointed by the ERISA Partnerships pursuant to this
Section 3.3(a)(i), if any, shall be included in (and shall not be additional to) the directors which the Evercore Entities are entitled to nominate or recommend pursuant to Section 3.2 of this Agreement.

     (ii) Notwithstanding anything to the contrary specified in Section 3.2 or this Section 3.3, to the extent that the Evercore Entities reasonably believe that it is necessary or advisable to preserve the status of the ERISA Partnerships as "venture capital operating companies" or to otherwise ensure that the assets of the ERISA Partnerships are not considered "plan assets" for purposes of ERISA, each ERISA Partnership shall have the right to appoint an observer who shall have the right to attend all meetings of the Board of the Company and shall have all rights of a director of the Company (including, but not limited to, the right to participate and be heard in meetings of the Board) other than the right to vote on matters brought before the Board; it being understood that, to the extent not prohibited by Applicable Law, the ERISA Partnerships shall be represented on the Board of the Company by directors nominated by the Evercore Entities pursuant to Section 3.2; provided that the ERISA Partnerships shall not be entitled to appoint any observer pursuant to this Section 3.3(a)(ii) unless fewer than two designees of the Evercore Entities are serving as directors of the Company pursuant to Section 3.2; provided, further, that at any time the ERISA Partnerships have the right to appoint an observer pursuant to this Section 3.3(a)(ii), the Evercore Entities shall not have the right to designate a director to the extent that the number of directors designated by the Evercore Entities, when combined with the number of directors designated by, and observers appointed by, the Evercore Entities (including, without limitation, the ERISA Partnerships) exceeds the number of directors the Evercore Entities have the right to nominate or recommend under
Section 3.2.

     (b) The ERISA Partnerships shall have the right to receive, within a reasonable time after their written request therefor, any information relating to the Company or its subsidiaries or associated companies as they in their sole discretion may require, including, without limitation: (i) financial information and statements, including a balance sheet, profit and loss and cash flow statements of the Company and each of its subsidiaries; (ii) on an annual basis or, if reasonably requested, more frequent basis, budgets and cash flow forecasts and projections of the Company and each of its subsidiaries; and (iii) such additional financial or other information as the ERISA Partnerships may reasonably request; and the ERISA Partnerships shall be entitled, upon reasonable notice during regular business hours, to inspect and review the premises, books and records of the Company, its subsidiaries or associated companies.

     (c) The ERISA Partnerships shall have the right to meet on a regular basis with the management personnel of the Company and its subsidiaries from time to time and upon reasonable notice to the Company (or the applicable subsidiary) for the purpose of consulting with, rendering advice, recommendations and assistance to, and influencing the management of the Company (or such subsidiary) or obtaining information regarding the Company's or any of its subsidiaries' or associated companies' operations, activities and prospects and expressing its views thereon.

     (d) If counsel for the ERISA Partnerships concludes that the rights granted to the ERISA Partnerships pursuant to this Section 3.3 should be altered in order to preserve the qualification of each of the ERISA Partnerships as a "venture capital operating company," or otherwise to ensure that the assets of the ERISA Partnerships are not considered "plan assets" for purposes of ERISA, the parties hereto agree to negotiate in good faith an amendment to this Agreement that will effect such alteration in a manner reasonably acceptable to the Company and the Evercore Entities.

     Section 3.4. Indemnification. The Restated Certificate of Incorporation, Bylaws and other organizational documents of the Company and each of its subsidiaries shall at all times, to the fullest extent permitted by law, provide for indemnification of, advancement of expenses to, and limitation of the personal liability of, officers of the Company and the members of the Board and the members of the boards of directors or other similar managing bodies of each of the Company's subsidiaries and such other Persons, if any, who, pursuant to a provision of such Restated Certificate of Incorporation, Bylaws or other organizational documents, exercise or perform any of the powers or duties otherwise conferred or imposed upon members of the Board or the boards of directors or other similar managing bodies of each of the Company's subsidiaries. Such provisions may not be amended, repealed or otherwise modified in any manner adverse to any member of the Board or any member of the boards of directors or other similar managing bodies of any of the Company's subsidiaries until at least six years following the date that any Shareholder is no longer entitled to designate or nominate any member of the Board.

                                   ARTICLE IV

                            Covenants of the Company


     Section 4.1. Covenants. Until the Transition Date, without the Required Approval, the Company will not take any of the following actions:

     (a) consolidate or merge with or into any Person or enter into any similar business combination, transaction or series of transactions, except any such transaction or series of transactions, as the case may be, involving only Wholly Owned Subsidiaries of the Company;

     (b) amend or repeal any provision of, or add any provision to, the Company's Certificate of Incorporation, Bylaws or any Certificate of Designation or otherwise alter or change the preferences, rights, privileges or powers of the Securities;

     (c) create, designate, reclassify, authorize the issuance of, or issue or sell any new series or class of Securities or increase the authorized number of, authorize the issuance of, or issue, any additional shares of Securities;

     (d) except as specifically provided otherwise in this Agreement, change or modify the size of the Board or any provision of the Company's Restated Certificate of Incorporation, Certificate of Designation, Bylaws or other governance document establishing requirements for quorum or action of the Board;

     (e) voluntarily liquidate, dissolve, wind up or discontinue the business of the Company;

     (f) pay, declare or set aside any sums for the payment of, any dividends, or make any distributions on, any Securities except as required by the terms of any outstanding preferred stock;

     (g) redeem, purchase or otherwise acquire any of its Securities or redeem, purchase or make any payments with respect to any stock appreciation rights, phantom stock plans or similar rights or plans relating to the Company or its subsidiaries;

     (h) purchase, acquire or obtain any capital stock or other proprietary interest, directly or indirectly, in any other entity or all or substantially all of the business or assets of another Person for consideration (including assumed liabilities) in excess of $5,000,000;

     (i) enter into or commit to enter any joint ventures or any partnerships or establish any non-Wholly Owned Subsidiaries, in each case, where the contributions or investments by the Company are in excess of $5,000,000 in cash or assets, except as set forth or provided for in a capital expenditure budget of the Company under subpart (o) below;

     (j) sell, lease, transfer or otherwise dispose of any asset or group of assets, in an aggregate amount (as to the Company and all of its subsidiaries), for consideration in excess of $5,000,000 in a single transaction or in a series of related transactions;

     (k) create, incur, assume or suffer to exist any indebtedness for borrowed money of the Company or any of its subsidiaries in an aggregate amount (as to the Company and all of its subsidiaries) in excess of $5,000,000;

     (l) mortgage, encumber, create, incur or suffer to exist, liens on its assets, in an aggregate amount (as to the Company and all of its subsidiaries) in excess of $5,000,000, except for liens on assets that exist as of the date hereof and liens incurred after the Effective

Date in the ordinary course of business that do not secure indebtedness for borrowed money or capitalized lease obligations;

     (m) increase any compensation or benefits or enter into or amend any employment agreement with any of its current or future officers or directors or adopt any new employee benefit plan or amend any existing employee benefit plan in any material respect that provides benefits more favorable to participants in such plans;

     (n) make any award of any restricted stock or stock options or other stock-based compensation to any Person or reallocate any such awards;

     (o) adopt, approve or amend (in excess of $5,000,000 in the aggregate) any capital budget or operating budget of the Company or make expenditures (in excess of $5,000,000 in the aggregate) not contemplated by a capital or operating budget of the Company, except for individual operating expenditures of $100,000 or less in the ordinary course that require immediate action by the Company and that would not otherwise cause the total expenditures not contemplated by a capital or operating budget of the Company to exceed $5,000,000;

     (p) engage in hedging transactions with respect to oil and/or gas prices;
and

     (q) agree in writing or otherwise to take any of the foregoing actions.

     For purposes of this Section 4.1, the "Required Approval" means (i) for so long as Richard A. Bachmann serves on the Board and is Chief Executive Officer of the Company, the approval of Mr. Bachmann and an Evercore Approval Director,
(ii) if Mr. Bachmann either no longer serves on the Board or is not Chief Executive Officer of the Company, the approval of an Evercore Approval Director and (iii) with respect to any cash dividends on Common Stock, the approval of an Evercore Approval Director and either Mr. Bachmann or a majority of the members of the Independent Committee.

     Section 4.2. Affiliate Transactions. Prior to the Transition Date, the Company shall not, without the prior written consent of the Evercore Entities or, in the case of any such transaction with an Affiliate of any Evercore Entity, the Independent Committee, engage in any transaction with any Affiliate of the Company which is not a Wholly Owned Subsidiary of the Company, if such transaction has a value in excess of $100,000 individually or in excess of $250,000 in the aggregate in any year, unless such transaction is (i) in the ordinary course of business consistent with past practice and (ii) on an arm's-length basis.

     Section 4.3. Insurance. The Company shall maintain, and cause each of its subsidiaries to maintain, insurance with financially sound and responsible insurance carriers of the kinds, against the risks and in the relative proportions and amounts usually carried by companies engaged in similar businesses and of similar size. Without limiting the generality of the foregoing, the Company shall maintain Directors and Officers Liability insurance, in an amount not less than ten million dollars ($10,000,000), with insurance carriers and covering such risks as is normal and customary for corporations which have common stock that is publicly traded on the NASDAQ National Market System, naming as insureds the directors of the Company.

                                    ARTICLE V

                                Drag Along Rights


     Section 5.1. Drag Along.

     (a) Subject to Section 2.1, the provisions of this Article V shall apply to EIF and Richard A. Bachmann or any direct or indirect transferee of EIF or Mr. Bachmann (other than a Disposition pursuant to clause (iii) of the definition of EIF Permitted Transferee or clause (ii) of the definition of Shareholder Permitted Transferee) (the "Drag Along Shareholder") until the Transition Date.

     (b) Each Drag Along Shareholder hereby agrees, if requested by the Evercore Entities, to participate in a sale (a "Drag Along Sale") of all of the Securities Beneficially Owned by the Evercore Entities and its Affiliates to any Person not affiliated with the Evercore Entities (the "Drag Along Purchaser") in the manner and on the terms set forth in this Article V.

     Section 5.2. Drag Along Procedure. If the Evercore Entities elect to exercise their rights under Section 5.1, a notice (the "Drag Along Notice") shall be furnished to the Drag Along Shareholders. The Drag Along Notice shall set forth the principal terms of the Drag Along Sale, the purchase price and the name and address of the Drag Along Purchaser. If the Evercore Entities consummate the sale referred to in the Drag Along Notice on the terms and conditions set forth therein, each Drag Along Shareholder shall be bound and obligated to sell all of the Securities held by it and its Affiliates in the Drag Along Sale on the same terms and conditions. In any Drag Along Sale,

     (a) Drag Along Shareholders shall not be required to make any representations or warranties other than as to (i) title to shares, (ii) legal capacity and/or authority to enter into an agreement and consummate a sale, and
(iii) the validity, binding nature and enforceability thereof, and

     (b) any indemnities shall be several among selling Shareholders and not joint, and limited in the case of any selling Shareholder to cash proceeds received by such Shareholder in the Drag Along Sale.

     If, at the end of the 90th day following the date of the effectiveness of the Drag Along Notice, the Evercore Entities have not completed the Drag Along Sale, the Drag Along Shareholders shall be released from their obligations under the Drag Along Notice, the Drag Along Notice shall be null and void, and it shall be necessary for a separate Drag Along Notice to be furnished and the terms and provisions of this Article V separately complied with, in order to consummate such Drag Along Sale pursuant to this Article V, unless the failure to complete such sale resulted from any failure by a Drag Along Shareholder to comply in any material respect with the terms of Section 5.1 and this Section 5.2.

     Section 5.3. Allocation of Purchase Price. Notwithstanding any contrary allocation in any sale documents between a seller in a Drag Along Sale, for purposes of this Article V, if the purchase price consists of a combination of cash and securities of an acquiring Person, the Evercore Entities shall cause to be furnished an opinion from a nationally recognized investment banking firm that the total consideration to be paid for all outstanding Securities in such transaction is fair from a financial point of view.

                                   ARTICLE VI

                                  Miscellaneous


     Section 6.1. Effectiveness. This Agreement shall be effective as of the Effective Date.

     Section 6.2. Termination. Except with respect to Sections of this Agreement which shall terminate on an earlier date as expressly provided herein, this Agreement shall automatically terminate with respect to all parties on the date on which the Evercore Entities and their Affiliates collectively have a Company Ownership Interest of less than 10%. The rights of EIF under Section 3.2 shall terminate on the date on which EIF and its Affiliates have a Company Ownership Interest of less than 10%. The rights of HHOC under Section 3.2 shall terminate on the date on which the HHOC Shareholders have a Company Ownership Interest (as determined in good faith by the Company) of less than 10%.

     Section 6.3. Monitoring Fee. The Company will pay Evercore Advisors Inc. an annual monitoring fee of $250,000, with the first payment to be made on the Effective Date and subsequent payments to be made on each anniversary of the Effective Date until this Agreement has been terminated. Such fee shall be payable to any Evercore Permitted Affiliate that is a successor to any Evercore Entity under this Agreement, but shall not be payable to any other transferee of the Evercore Entities.

     Section 6.4. Notices. All notices, requests and other communications hereunder shall be in writing and shall be delivered by hand, by nationally recognized courier service, by facsimile transmission, receipt confirmed, or certified mail (postage prepaid, return receipt requested, if available).

                  If to the Company, to:

                           Energy Partners, Ltd.
                           201 St. Charles Avenue
                           Suite 3400
                           New Orleans, LA  70170
                           Attention:     Corporate Secretary
                           Telephone:     (504) 569-1875
                           Facsimile:     (504) 569-1874

                  with a copy to:

                           Cahill Gordon & Reindel
                           80 Pine Street
                           New York, New York  10005
                           Attention:     John Schuster
                           Telephone:     (212) 701-3000
                           Facsimile:     (212) 269-5420

                  If to the Evercore Entities, to:

                           Evercore Partners, Inc.
                           65 East 55th Street
                           New York, NY  10022
                           Attention:     Austin M. Beutner
                           Telephone:     (212) 857-3120
                           Facsimile:     (212) 857-3122

                  with a copy to:

                           Simpson Thacher & Bartlett
                           425 Lexington Avenue
                           New York, NY  10017
                           Attention:     Thomas H. Bell
                           Telephone:     (212) 455-2533
                           Facsimile:     (212) 455-2502

                  If to EIF, to:

                           Energy Income Fund
                           c/o Associated Energy Managers
                           136 Dwight Road
                           Longmeadow, MA  01106
                           Attention:     Mr. Steve McDonald
                           Telephone:     (413) 567-7000
                           Facsimile:     (413) 567-7926

                  with copies to:

                           Siguler Guff & Company
                           Rockefeller Center
                           630 Fifth Avenue, 16th Floor
                           New York, NY  10111
                           Attention:     Mr. Donald P. Spencer
                           Telephone:     (212) 332-5105
                           Facsimile:     (212) 332-5120

     If to the Management Shareholders, to the respective notice addresses provided to the Company in writing.

     Each such notice, request or communication shall be effective (A) if delivered by hand or nationally recognized courier service, when delivered at the address specified in this Section 6.4 (or in accordance with the latest unrevoked written direction from such party), (B) if given by fax, when such fax is transmitted to the fax number specified in this Section 6.4 (or in accordance with the latest unrevoked written direction from such party), and the appropriate confirmation is received or (C) if by certified mail, upon mailing.

     Section 6.5. Interpretation. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "included," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation."

     Section 6.6. Severability. In the event that any one or more of the provisions contained herein, or the application thereof in any circumstances, is held invalid, illegal or unenforceable in any respect for any reason, the parties shall negotiate in good faith with a view to the substitution therefor of a suitable and equitable solution in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid provision; provided, however. that the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions contained herein shall not be in any way impaired thereby, it being intended that all of the rights and privileges of the parties hereto shall be enforceable to the fullest extent permitted by law.

     Section 6.7. Counterparts. This Agreement maybe executed in multiple counterparts, each of which shall be deemed an original and all of which shall, taken together, be considered one and the same agreement, it being understood that the parties need not sign the same counterpart.

     Section 6.8. Entire Agreement; No Third Party Beneficiaries. This Agreement constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof. At the Effective Date, the Common Stock Purchase Agreement dated May 7, 1998 by and between the Company and EIF (except for the provisions of Sections 4 and 11 thereof), and all rights of EIF thereunder, and the Second Amended and Restated Stockholder's Agreement dated June 7, 1998 among the Company and certain of its stockholders, and all rights thereunder, shall terminate. This Agreement is not intended to confer upon any Person, other than the parties hereto, any rights or remedies hereunder.

     Section 6.9. Further Assurances. Each party shall execute, deliver, acknowledge and file such other documents and take such further actions as may be reasonably requested from time to time by the other parties hereto to give effect to and carry out the transactions contemplated herein.

     Section 6.10. Governing Law; Equitable Remedies. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER APPLICABLE PRINCIPLES OF CONFLICTS OF LAW. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to equitable relief, including in the form of injunctions, in order to enforce specifically the provisions of this Agreement, in addition to any other remedy to which they are entitled at law or in equity.

     Section 6.11. Amendments; Waivers.

     (a) This Agreement may be amended, modified, superseded or canceled and any of the terms may be waived only by a written instrument executed by the Company, the Evercore Entities, EIF and holders of a majority of the Securities owned by the Management Shareholders or, in the case of a waiver, by whichever party is waiving compliance, in which case the consent of holders of a majority of the Securities owned by the Management Shareholders is required to effect a waiver on behalf of the Management Shareholders.

     (b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

     Section 6.12. Assignment and Successors. This Agreement will be binding upon the parties and their respective successors and assigns. Any Permitted Transferee who signs an Additional Party Counterpart shall succeed to the rights and obligations of the parties hereto, except as otherwise provided herein with respect to EIF in Section 6.2 and the Evercore Entities in Section 2.1(b) and
Section 6.3. Any attempted assignment in contravention hereof shall be null and void.

     Section 6.13. Limitation of Liability. In no event shall any direct or indirect member, stockholder, officer, director, partner or other representative of the Evercore Entities, EIF or the Company or any of their respective Affiliates be personally liable for any obligation of the Evercore Entities, EIF or the Company, respectively, under this Agreement. In no event shall recourse with respect to the obligations under this Agreement of the Evercore Entities, EIF or the Company be had to the assets or business of any Person other than the Evercore Entities, EIF or the Company.

     Section 6.14. Employment Agreements. Upon any Management Shareholder's resignation or termination for Cause, the provisions of Section 2.1 shall not apply to a transaction to acquire Securities pursuant to the Employment Agreement of such Management Shareholder.


                           [SIGNATURE PAGES TO FOLLOW]

         IN WITNESS WHEREOF, the parties hereto have executed and delivered this Stockholder Agreement as of the date first above written.


                              ENERGY PARTNERS, LTD.


                              By:    /s/ Richard A. Bachmann
                                     -------------------------------------------
                                     Name:     Richard A. Bachmann
                                     Title:    President



                              EVERCORE CAPITAL PARTNERS, L.P.



                              By:    Evercore Partners L.L.C., as General
                                     Partner


                              By:    /s/ William O. Hiltz
                                     -------------------------------------------
                                     Name:     William O. Hiltz
                                     Title:    Managing Member



                              EVERCORE CAPITAL PARTNERS (NQ) L.P.



                              By:    Evercore Partners L.L.C., as General
                                     Partner


                              By:    /s/ William O. Hiltz
                                     -------------------------------------------
                                     Name:     William O. Hiltz
                                     Title:    Managing Member

                              EVERCORE CAPITAL OFFSHORE PARTNERS, L.P.



                              By:    Evercore Partners L.L.C., as General
                                     Partner


                              By:    /s/ William O. Hiltz
                                     -------------------------------------------
                                     Name:     William O. Hiltz
                                     Title:    Managing Member



                              ENERGY INCOME FUND, LP


                              By:    /s/ Robert D. Gershen
                                     -------------------------------------------
                                     Name:   Robert D. Gershen
                                     Title:

                                  /s/ Richard Bachmann
                                  ----------------------------------------
                                  Richard Bachmann


                                  /s/ Suzanne Baer
                                  ----------------------------------------
                                  Suzanne Baer



                                  /s/ Clinton Coldren
                                  ----------------------------------------
                                  Clinton Coldren



                                  /s/ Ken Smith
                                  ----------------------------------------
                                  Ken Smith



                                  /s/ Louis Willhoit, Jr.
                                  ----------------------------------------
                                  Louis Willhoit, Jr.